September 25, 2009
Via Fax (703-813-6967) and Edgar
Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Image Entertainment, Inc. Form 10-K for the year ended March 31, 2009 Filed June 29, 2009 File No. 000-11071
Dear Ms. Cvrkel:
By letter dated September 1, 2009, from the staff of the Securities and Exchange Commission (the “Commission”) to Image Entertainment, Inc. (the “Company”), in connection with its review of our annual report on Form 10-K for the fiscal year ended March 31, 2009, the staff advised that we should revise our future filings in response to its comments and requested a response to such comments. We are responding to the comment letter in the following numbered paragraphs, which correspond to the paragraph numbers in the comment letter.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended March 31, 2009
Dividend Policy, page 35
1.	We note the disclosures on page 35 indicating that the Company’s loan and security agreement with Wachovia Capital Finance Corporation prohibits the payment of dividends. Please revise the notes to the Company’s financial statements in future filings to disclose the existence of this restriction on the Company’s ability to pay dividends.

Securities and Exchange Commission
September 25, 2009

RESPONSE: Future filings will be revised to address your comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
—Results of Operations, page 49
2.	We note that your disclosure includes a table with consolidated cost of sales by reportable business segment and as a percentage of related-segment net revenues for each fiscal year. Please revise future filings to include a discussion of the reasons for any significant changes in cost of sales between years. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.
RESPONSE: Future filings will be revised to address your comment.
Consolidated Balance Sheets, page 62
3.	We note that accounts receivable is a significant component of your balance sheet and is presented net of an allowance for doubtful accounts and sales returns. Please revise future filings to include: 1) a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, and allowance for sales returns; 2) your policy for charging off uncollectible loans and trade receivables; and 3) your policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). Your disclosure should be similar in terms of level of detail as that provided in your Critical Accounting Policies section of MD&A. See paragraphs 13a-c of SOP 01-06.
RESPONSE: Future filings will be revised to include a discussion of those policies referenced in 1) to 3) above.
Statements of Stockholders’ Equity and Comprehensive Income, page 65
4.	We note that your statement of stockholders’ equity and comprehensive income reflects the issuance of restricted stock units during fiscal 2008. However, we note that your disclosure in Note 1 on page 72 indicates that no restricted stock units were awarded during the years ended March 31, 2009 or 2008. Please reconcile this discrepancy for us. Also, please revise future filings to include disclosures required by paragraph A240 as they apply to restricted stock units.
RESPONSE: The statement of stockholders’ equity and comprehensive income for the fiscal 2008 period reflects the amount of stock-based compensation expense related to the vesting of an October 2006 grant of restricted stock units (fully vested in October 2007) and does not represent the issuance of restricted stock units.
Future filings will be revised to describe such amount as stock-based compensation and include disclosures required by paragraph A240 as they apply to restricted stock units.

Securities and Exchange Commission
September 25, 2009

Notes to the Financial Statements
General
5.	We note that you have capitalized production and other film related costs on your balance sheets as of March 31, 2009 and 2008. Please revise future filings to disclose the portion of the costs of the completed films that are expected to be amortized during the next fiscal year. See paragraph 51 of SOP 00-02.
RESPONSE: Future filings will be revised to disclose the portion of the costs of the completed films that are expected to be amortized during the next fiscal year.
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
—Goodwill, page 71
6.	Please tell us, and revise future filings to expand your disclosure on goodwill to include the method and nature of significant assumptions used by management in your annual impairment analysis of goodwill.
RESPONSE: The Company hired an independent third party valuation firm to assist it in the annual impairment analysis of its recorded goodwill. The goodwill impairment test was performed as of February 28, 2009 and was completed in accordance with the provisions set forth in SFAS 142.
In performing the test for and quantifying a potential impairment, a two-step process was used. Under Step One of SFAS 142, we determined whether an impairment of the goodwill assets existed.
Selection of Valuation Approaches — In estimating the fair value of the Company under Step One of SFAS 142, we applied the discounted cash flow method of the income approach using a 50% weighting, the guideline public company method of the market approach using a 25% weighting, and the guideline transaction method of the market approach using a 25% weighting. The cost approach was considered but not employed because the value of the Company was not considered to reside in its underlying assets.
SFAS 142 Step One Impairment Test Results — Pursuant to the Step One impairment test under the guidelines of SFAS 142, the fair value estimate for the Company (as there is one reporting unit) was compared with its carrying amount. Based on our detailed analysis, the results of the SFAS 142 Step One impairment test indicated no goodwill impairment as of February 28, 2009. As such, no SFAS 142 Step Two analysis was performed.
Future filings will be revised to provide more details relative to your comment.
—Recently Issued Accounting Standards, page 72
7.	We note from your disclosure in Note 1 that on April 1, 2008 you adopted SFAS No. 157 for financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In light of the fact that you appear to have liabilities such as embedded derivatives and debt that are valued at fair value on a recurring basis and assets such as advance royalty and distribution fees, and inventory, which have been valued at fair value on a non-recurring basis, please provide us with, and disclose in future filings, the disclosures required by paragraphs 32-35 of SFAS No. 157.

Securities and Exchange Commission
September 25, 2009

RESPONSE: The Company believes that the more detailed disclosure contained within its Form 10-Q for the quarterly period ended June 30, 2009 (Note 9 “Long-Term Debt — Derivative Liabilities — Stock Warrant and Embedded Derivatives”) addresses your comment.
In connection with the August 30, 2006 financing transaction, Portside Growth and Opportunity Fund was issued a warrant to purchase 1,000,000 shares of the Company’s common stock. The warrant has a term of five years and an exercise price of $4.25 per share. In the event of a change of control, the warrant must be settled in cash using the Black-Scholes model in accordance with the underlying terms contained in the warrant agreement. Other instruments issued as part of the August 30, 2006 financing transaction contain several embedded derivatives, including redemption rights associated with a change of control transaction, principal prepayment provisions linked to the Company’s stock price and forced conversion provisions linked to the Company’s stock price.
In accordance with SFAS 157, the fair value of stock warrant and embedded derivatives are adjusted to their fair value at the end of each reporting period, with liability increases and decreases recorded as other income or expense during the reporting period. The fair value of the stock warrant is estimated by using the Black-Scholes pricing model where the inputs are consistently applied and reflect the contractual terms of the warrant, including the period to maturity, and market-based parameters such as interest rates, and volatility. This model does not contain a high level of subjectivity as the valuation techniques used do not require significant judgment, and inputs thereto are readily observable from actively quoted markets. The fair value of the embedded derivatives are estimated by using the Black-Scholes pricing and discounted cash flow models, where some of the inputs to those models are based on readily observable market parameters and some inputs require valuation techniques using subjectivity and judgment.
Long-term liabilities on the balance sheet at June 30, 2009 and March 31, 2009 include the fair value of the stock warrant and the embedded derivatives. Included in the table below is the change in fair value recorded as a component of other income during the three months ended June 30, 2009 and 2008.

		Embedded Derivatives
(in thousands)	Stock Warrant Liability	Liability
Balance, March 31, 2008	$490	$1,406
Change in fair value	(330)	191

Balance, June 30, 2008	$160	$1,597

Balance, March 31, 2009	$550	$1,555
Change in fair value	(153)	81

Balance, June 30, 2009	$397	$1,636

In accordance with SFAS 157, the following table represents the Company’s fair value hierarchy for its financial liabilities measured at fair value on a recurring basis as of June 30, 2009 and March 31, 2009. There were no financial assets subject to the provisions of SFAS 157 as of June 30, 2009 and March 31, 2009.

Securities and Exchange Commission
September 25, 2009

(in thousands)	Level 1	Level 2	Level 3	Total
Derivative liabilities:
Stock warrant as of June 30, 2009	$—	$397	$—	$397
Stock warrant as of March 31, 2009	$—	$550	$—	$550

Embedded derivatives as of June 30, 2009	$—	$—	$1,636	$1,636
Embedded derivatives as of March 31, 2009	$—	$—	$1,555	$1,555
Note 4. Film Cost Accelerated Amortization and Fair Value Write-downs, page 78
8.	We note your disclosure that for fiscal 2009 you recorded $4.1 million in accelerated amortization and fair value write downs of advance royalty and distribution fees and $2.6 million in fair value write downs of inventory. Please provide us details of the significant assumptions used in the fair value analysis of these assets. Also, in light of the significant amount of royalty and distribution fee advances and inventories remaining on the balance sheet at March 31, 2009, your recurring net losses, and the continued economic slowdown, please tell us why you believe these amounts are recoverable. If you have performed an impairment analysis on these assets subsequent to March 31, 2009, please provide us details and results of the analysis.
RESPONSE: The details of significant assumptions used in our fair value analysis are described as follows:
On a quarterly basis, the Company amortizes film costs (advance royalties and distribution fees and inventories) and accrues (expenses) participation costs in accordance Statement of Position 00-2 Accounting by Producers or Distributors of Films.
The most significant assumption the Company uses in its fair value analysis are forecasted revenues. Forecasting revenues is inherently difficult to predict in the Company’s industry as they are impacted by a variety of factors, including the relative strength of the economy, competition within the entertainment marketplace, retailer and consumer demand on a title-by-title basis and the financial condition of the Company’s retail customers. The Company reviews and revises estimates of ultimate revenue and participation costs as of each reporting date to reflect the most current available information.
To determine the fair value of a title, the Company forecasts future sales on a title-by-title basis for all formats and markets where it possesses the distribution rights. The Company’s forecast is based upon the most current actual historical sales patterns, using actual sales performance, including like-title performance, to retailers who sell and rent DVDs to the end consumer. The Company also uses specific like-title genres to forecast expected future revenues. The Company’s analysis maps historical sales patterns and forecasts expected sales patterns for a title and genre from its new release period through the end of the Company’s contractual distribution term (limited to the earlier of the remaining term of the Company’s rights distribution agreements or ten years, which ever is less). The Company does not include estimated renewal periods in our forecasted term, even though it typically renews its distribution rights agreements. For titles where the Company has broadcast rights, it estimates broadcast revenues using like-title historical performance in conjunction with

Securities and Exchange Commission
September 25, 2009

current pricing and buying trends of broadcasters in the respective markets it sells the titles to (such as video-on-demand, pay cable and basic cable). For titles where the Company has international rights, it utilizes the historical royalty reporting from its international sublicensors in various markets to forecast expected future revenues in terms of the actual performance of released titles and like-title performance to estimate future sales of unreleased titles. For titles where we have the digital rights, the Company uses historical average monthly revenues reported and paid to it by retail customers who offer download-to-own, download-to-rent and ad-supported streaming, such as iTunes, Netflix, YouTube, Overdrive (libraries), Hulu and others to assist the Company in forecasting future trends. The Company had been recognizing digital revenues for its titles since fiscal 2006. While industry statisticians forecast considerable long-term growth in digital revenues, the Company did not forecast significant growth rates into the future as digital, while quickly growing, is a relatively new video format.
During fiscal 2009, declining retail shelf space and reduced retailer buying, which the Company believes was a reaction to the economic slow down, led to both a reduction in the Company’s forecasted revenues to be generated by the continued sale of its previously released content and reduced forecasted future revenues on newly released content. The resulting reductions in expected future revenues led to faster amortization of previously unamortized costs and in some cases further writedown of unamortized costs to their lower fair value.
With regard to the remaining unamortized film cost assets at March 31, 2009, taking into account the Company’s recurring net losses and the continued economic downturn, the Company believe those assets are recoverable. The Company has long-term distribution agreements and a proven history of exploiting this content. The Company’s revenue forecasts take into account the current trend of reduced retailer purchases in a declining DVD marketplace as well as a continuing unfavorable economic climate.
The Company’s impairment analysis performed for its first quarter of fiscal 2010 resulted in fair value decrease adjustments of approximately $380,000, on different titles than those adjusted at March 31, 2009, based upon revisions to revenue forecasts.
Note 11. Long-Term Debt, page 82
9.	We note your disclosure that in August 2006 you issued a senior convertible note in the principal amount of $17 million and a related warrant to purchase 1,000,000 shares of common stock. We also note your disclosure that the original fair value of the warrant was $1.9 million which was recorded as a discount on the original $17 million note liability with an offsetting credit to warrant liability. Please tell us, and disclose in future filings, how you determined the fair value of the initial warrant liability and how you determine the fair value of the warrant at each reporting period.
RESPONSE: The initial fair value of the warrant liability was determined by using the Black-Scholes valuation method as of August 30, 2006. For each subsequent reporting period, the fair value of the warrant was determined by using the Black-Scholes valuation method as of the end of such reporting period. The assumptions used include the closing price of the Company’s common stock on the valuation date, the strike price of the warrant, the risk-free rate equivalent to Treasury maturities and the historical volatility of the Company’s common stock and the remaining term of the warrant. Future filings will be revised to comply with your comment.

Securities and Exchange Commission
September 25, 2009

10.	We note that you record the fair values of two embedded derivatives which relate to the right of Portside to require you to redeem the note in the event of a change in control, and your right to redeem the note in the event of a change of control to a private company. Please tell us the amount of the embedded derivatives initially recorded and the amount on the balance sheet at March 31, 2009. Also, regarding the $209,000 expense recorded on the income statement for 2009, please tell us how much of that amount relates to the change in fair value of the warrants and how much relates to the change in fair value of the embedded derivatives. Furthermore, please explain the changes in the facts or circumstances that resulted in the recognition of other expense of $209,000 in 2009 and other income of $4,000 in 2008.
RESPONSE: The circumstances that led to other expense in fiscal 2009 and other income in fiscal 2008 were as follows. The initial fair value of the embedded derivatives resulted in a $24,000 asset. At March 31, 2009, the fair value resulted in a $1,555,000 liability.
Of the $209,000 expense recorded on the income statement for fiscal 2009, $60,000 was the change in fair value of the warrant and $149,000 was the change in fair value of the embedded derivatives. On January 30, 2009, Portside requested that a $4,000,000 principal payment be made under the convertible note. The payment impacted the fair value of the embedded derivative liability relating to the installment provisions of the related note. The other expense in fiscal 2009 was primarily a result of the change in fair value of this embedded derivative liability.
Other income in fiscal 2008 was the result of a decrease in the fair value of the warrant liability by $1,410,000, almost entirely offset by an increase in the fair value of the derivatives liability of $1,406,000. The decreased value of the warrant was primarily due to the 60% decline in the closing market price of our common stock from March 31, 2007 to March 31, 2008. The increased value of the embedded derivatives liability was primarily due to a significant reduction in the fair value of the Company’s call option (one of the embedded derivatives) resulting from the same closing market stock price decline and an increase in the fair value of the installment payments derivative liability resulting from a shorter term of the related note.
Note 15. Income Taxes
11.	We note the disclosure of a “provision to return adjustment” aggregating $240,000 in the reconciliation of your expected income tax expense at the statutory rate to your actual tax expense for the fiscal year ended March 31, 2009. Please tell us the nature of the facts or circumstances that resulted in this adjustment. As part of your response, you should also explain why you believe this amount represents a change in estimate rather than the correction of an error pursuant to SFAS No. 154. We may have further comment upon review of your response.

Securities and Exchange Commission
September 25, 2009

RESPONSE: The $240,000 provision to return adjustment is made up of two adjustments. The first adjustment for $149,348 was to “true-up” the amount reported as the beginning gross deferred tax asset for foreign tax credits (FTC) so that it agreed to the carryforward schedule in our most recent income tax return. This represents a change in estimate, rather than the correction of an error pursuant to SFAS No. 154 because the actual foreign tax credits amount is not known until the actual tax return is filed. The second adjustment for $91,490 was to “convert” certain FTCs that would have expired in our previous tax year to Net Operating Loss (NOL) carryforward. As a result, the beginning gross deferred tax assets for FTCs were reduced, while the deferred tax asset for NOLs was increased. The net adjustment of the conversion occurs because FTCs provide a dollar for dollar benefit, compared with the benefit of $0.34 cents for every $1 of NOL carryforward.
As we maintain a full valuation allowance of approximately $19.4 million against our deferred tax assets as of the end of the most recent fiscal year, the adjustment did not impact the tax expense recorded on the financial statements or the deferred tax assets and liabilities reported on the balance sheet.
Note 16. Other Items — Statements of Operations, page 89
12.	We note your disclosure that other income (expense) for fiscal 2009 includes $2.4 million pursuant to the termination of an agreement with a content supplier. Please explain to us, and disclose in future filings, the nature of this termination agreement and why you believe it is appropriate to recognize a gain on the income statement related to this termination.
RESPONSE: In June 2008, we reached a settlement agreement with a content supplier for the non-delivery of content under an exclusive distribution agreement. The settlement agreement provided for an initial cash payment to the Company and future quarterly payments in exchange for terminating the exclusive content distribution agreement and dropping our lawsuit against them. As the Company is not subject to any future performance under the settlement agreement for services or products, the payments were recorded as other income on a cash basis in the periods the cash was received.
Future filings will be revised to address your comment.
Part IV, page 97
Item 15. Exhibits and Financial Statement Schedules, page 97
13.	We note that you have incorporated by reference Exhibit 10.16. This filing does not include all of the schedules and exhibits listed in the table of contents of the agreement. Please re-file Exhibit 10.16 to include the entire agreement, including all exhibits and schedules.
RESPONSE: The exhibits requested are almost two and one-half years old and contain information that is potentially misleading if filed now as they do not represent the current status of the Company.  Additionally, the information contains a 35 page spreadsheet in extremely small type face (i.e. 2 point type).  Due to the format of the spreadsheet, the cost to EDGARize this information would be twice as expensive as that of a typical Word document (e.g., Exhibit 10.16 as currently filed).  As discussed in the Company’s Form 10-K and subsequent Form 10-Q for the quarter ended June 30, 2009, the Company is currently experiencing liquidity constraints and is attempting to reduce or minimize expenses wherever possible.  In addition, due to its small type face the information in the spreadsheet, even if EDGARized and filed, would be difficult to read.

Securities and Exchange Commission
September 25, 2009

Form 8-K filed on July 31, 2009
14.	We note that on July 30, 2009 you entered into an amendment on the senior convertible notes. In light of the fact that the amendment increased the interest rate, changed the principal balance and extended the maturity and payment dates, please tell us how you will account for this loan modification in accordance with EITF 96-19 during the second quarter of fiscal 2010.
RESPONSE: We currently believe that the terms of the amended note will be deemed to be “substantially different” as defined by EITF 96-19, whereby the present value of the cashflows under the amended note are at least 10% higher than the present value of the remaining cashflows under the original note. As such, we currently believe we need to account for the debt amendment as an extinguishment, rather than a modification. If we are correct in this belief, we would record the amended debt at its fair value and a loss on extinguishment on the original debt. We have hired an independent third party valuation firm to assist us in calculating the cashflows under the amended note and the original note to determine whether there is a 10% or more difference. If so, they will assist us in calculating the fair value of the amended note to determine the loss on extinguishment to record during the quarter ending September 30, 2009. They have not yet completed their analysis as of the date of this letter.
If you have any questions or comments concerning the foregoing, please feel free to contact me directly at (818) 534-9299.
Sincerely,
Jeff M. Framer
President and Chief Financial Officer
JMF:dam

cc:	Claire Erlanger, SEC Division of Corporate Finance Michelle Lacko, SEC Division of Corporate Finance Michael B. Bayer, Esq.